FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 21, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the repurchase of a portion of its own shares.

2.	News release issued on February 26, 2007, by the registrant, announcing the proposed senior management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: March 7, 2007

February 21, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, February 21, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1. Class of shares: Common stock

2. Period of repurchase: Between February 2, 2007 and February 21, 2007

3. Aggregate number of shares repurchased: 8,394,000 shares

4. Aggregate repurchase amount: 19,998,485,000 yen

5. Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on February 1, 2007:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 25 million shares

•	Aggregate repurchase amount: Up to 50 billion yen

2)	Cumulative total of shares repurchased since the February 1, 2007 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 8,394,000 shares

•	Aggregate repurchase amount: 19,998,485,000 yen

3)	Cumulative total of shares repurchased since April 28, 2006 through today:

•	Aggregate number of shares repurchased: 49,390,000 shares

•	Aggregate repurchase amount: 119,990,355,000 yen

(Reference 2)

The number of shares issued and treasury stock as of December 31, 2006:

•	Total number of shares issued (excluding treasury stock): 2,171,855,027 shares

•	Treasury stock: 281,198,470 shares

# # #

February 26, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Announces Proposed Senior Management Changes

Osaka, Japan, February 26, 2007 - Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced the following changes of the members of the Board of Directors and Executive Officers, effective April 1, 2007, and proposed changes of the members of the Board of Directors and Corporate Auditors, effective June 27, 2007.

These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders to be held on June 27, 2007.

1. Members of the Board of Directors (Effective April 1)

Title	Name	New Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Takami Sano

Representative in Tokyo, in charge of Automotive Electronics Business, Panasonic EV Energy Co., Ltd., Panasonic System Solutions Company, Panasonic Mobile Communications Co., Ltd., Corporate eNet Business Division, ep Business Integration Center, and Corporate Construction Business Promotion Division

	Susumu Koike	In charge of Technology and Semiconductor Company
	Tetsuya Kawakami	In charge of Accounting

Executive Vice Presidents	Shunzo Ushimaru (promoted)	In charge of Domestic Consumer Marketing, Electrical Supplies Sales, Project Sales and Building Products Sales, Advertising and Design, Chairman, Corporate Brand Committee

Senior Managing Director	Toshihiro Sakamoto	President, Panasonic AVC Networks Company

Managing Directors	Takahiro Mori	In charge of Planning, Associate Director, Corporate IT Innovation Division, in charge of Panasonic Start-up Fund Vice Chairman, Corporate Brand Committee
	Shinichi Fukushima	In charge of Personnel, General Affairs and Social Relations, in charge of e-Work Promotion Office
	Junji Esaka	In charge of Home Appliances Business President, Matsushita Home Appliances Company, in charge of Lighting Company and Matsushita Refrigeration Company
	Ikusaburo Kashima (promoted)	In charge of Legal Affairs, Corporate Risk Management, Corporate Information Security and Corporate Business Ethics, Legal Consultation & Solutions Center, and Corporate International Affairs

Directors	Ikuo Uno
Yoshifumi Nishikawa
	Hidetsugu Otsuru	In charge of Facility Management, Quality Assurance, Corporate FF Customer Support & Management Division, Environmental Affairs, and Recycling Business Promotion
	Mikio Ito	In charge of Public and Private Institutions

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Yoshifumi Nishikawa are outside directors.

2. Members of the Board of Corporate Auditors (Effective April 1)

Title	Name	New Responsibilities
Senior Corporate Auditors	Kazumi Kawaguchi	Chairman, Matsushita Group Auditors Meeting
Yukio Furuta

Corporate Auditors	Yasuo Yoshino
Ikuo Hata
Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

3. Executive Officers (Effective April 1)

Title	Name	New Responsibilities
Senior Managing Executive Officer	Koshi Kitadai	President, Panasonic Automotive Systems Company In charge of: Industrial Sales

Managing Executive Officers	Yasuo Katsura	Director, Tokyo Branch

	Nobutane Yamamoto (promoted)	In charge of Global Procurement Director, Corporate Procurement Division, in Charge of Global Logistics

	Hitoshi Otsuki (promoted)	In charge of Overseas Operations

	Yoshinobu Sato (promoted)	Director, Corporate Sales Strategy Division for National/Panasonic Retailers, in charge of Corporate CS Division and Showroom Strategic Planning Office, Chairman, Showroom Strategic Committee

	Yoshihiko Yamada (promoted)	Director, Corporate Management Division for North America, and Chairman, Panasonic Corporation of North America

	Ken Morita (promoted)	Senior Vice President, Panasonic AVC Networks Company, Director, Visual Products and Display Devices Business Group, Panasonic AVC Networks Company

Executive Officers	Yoshitaka Hayashi	Director, Corporate Management Division for China and Northeast Asia, Chairman, Panasonic Corporation of China

	Fujio Nakajima	Senior Vice President, Panasonic AVC Networks Company, Director, Technology Planning & Development Center, Panasonic AVC Networks Company, General Manager, Digital Broadcasting Business Promotion Office

	Takae Makita	In charge of Information Systems Associate Director, Corporate IT Innovation Division

	Masashi Makino	Director, Corporate Manufacturing Innovation Division

	Joachim Reinhart	COO, Panasonic Europe Ltd.

	Yutaka Mizuno	Vice President in charge of Sales, Panasonic Automotive Systems Company

	Kazuhiro Tsuga	In charge of Digital Network & Software Technology, Overseas R&D Centers, and Digital Network Strategic Planning Office

	Ikuo Miyamoto	President, Motor Company

	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

Executive Officers	Takumi Kajisha	In charge of Corporate Communications Division, Director, Corporate Communications Division, in charge of CSR Office, Advertising Group, and Corporate Citizenship Group, Vice Chairman, Showroom Strategic Committee

	Masaaki Fujita	Senior Vice President, Panasonic AVC Networks Company, and Director, Visual Products and Display Devices Business Group, and PDP TV Business Unit, Panasonic AVC Networks Company

	Kazunori Takami	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products, Director, Corporate Marketing Division for National Brand Home Appliances

	Yoshihisa Fukushima	In charge of Intellectual Property Director, Corporate Intellectual Property Division, and President, Intellectual Property Rights Operations Company

	Makoto Uenoyama	In charge of Accounting and Finance

	Masatsugu Kondo (newly appointed)	President, Matsushita Battery Industrial Co., Ltd., and President, Rechargeable Battery Company, Matsushita Battery Industrial Co., Ltd.

	Naoto Noguchi (newly appointed)	Director, Corporate Environmental Affairs Division, in charge of Corporate Quality Administration Division

	Osamu Waki (newly appointed)	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi (newly appointed)	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor (newly appointed)	COO, Panasonic Corporation of North America

	Yoshiiku Miyata (newly appointed)	Director, Corporate Management Division for Europe, and Chairman, Panasonic Europe Ltd.

	Takashi Toyama (newly appointed)	President, Panasonic System Solutions Company, and Director, Corporate Construction Business Promotion Division

	Jun Ishii (newly appointed)	Associate Director, Corporate Sales Strategy Division for National/Panasonic Retailers

	Toshiro Kisaka (newly appointed)	Director, Corporate Management Division for Asia and Oceania, and President, Panasonic Asia Pacific Pte. Ltd.

Note:	Effective March 31, 2007, Yoshiaki Kushiki, Tameshige Hirata, Toru Ishida and Katsutoshi Kanzaki will retire from the office of Managing Executive Officer, Tomiyasu Chiba, Kazuyoshi Fujiyoshi and Tomio Kawabe will retire from the office of Executive Officer and Hajime Sakai will retire from the office of Corporate Advisor.

4. Resignations and Appointments of the Members of the Board of Directors and Corporate Auditors (Effective June 27)

Resignations:

Title	Name	New Responsibilities
Executive Vice President	Tetsuya Kawakami	To be appointed Corporate Advisor, Matsushita Electric Industrial Co., Ltd., and President, Matsushita Accounting College

Director	Mikio Ito	To retain his position as Executive Officer, Matsushita Electric Industrial Co., Ltd.

Senior Corporate Auditor	Kazumi Kawaguchi

Appointments:

Title	Name	Former (Current) Responsibilities
Senior Managing Director	Koshi Kitadai	Currently Senior Managing Executive Officer and President, Panasonic Automotive Systems Company, in charge of Industrial Sales

Managing Directors	Yasuo Katsura	Currently Managing Executive Officer and Director, Tokyo Branch

	Hitoshi Otsuki	Currently Managing Executive Officer in charge of Overseas Operations

Director	Makoto Uenoyama	Currently Executive Officer, in charge of Accounting and Finance

Senior Corporate Auditor	Kenichi Hamada	Formerly Executive Vice President, Panasonic Communications Co., Ltd.

5. Members of the Board of Directors (Effective June 27, 2007)

Title	Name	New Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Takami Sano	Representative in Tokyo, in charge of Automotive Electronics Business, Panasonic EV Energy Co., Ltd., Panasonic System Solutions Company, Panasonic Mobile Communications Co., Ltd., Corporate eNet Business Division, ep Business Integration Center, and Corporate Construction business Promotion Division

	Susumu Koike	In charge of Technology and Semiconductor Company

	Shunzo Ushimaru	In charge of Domestic Consumer Marketing, Electrical Supplies Sales, Project Sales and Building Products Sales, Advertising, and Design Chairman, Corporate Brand Committee

Senior Managing Directors	Koshi Kitadai (newly appointed)	President, Panasonic Automotive Systems Company, and in charge of Industrial Sales

	Toshihiro Sakamoto	President, Panasonic AVC Networks Company

Managing Directors	Yasuo Katsura (newly appointed)	Director, Tokyo Branch

	Takahiro Mori	In charge of Planning, Associate Director, Corporate IT Innovation Division, in charge of Panasonic Start-up Fund, Vice Chairman, Corporate Brand Committee

	Shinichi Fukushima	In charge of Personnel, General Affairs and Social Relations, in charge of e-Work Promotion Office

	Junji Esaka	In charge of Home Appliances Business President, Matsushita Home Appliances Company In charge of Lighting Company and Matsushita Refrigeration Company

	Hitoshi Otsuki (newly appointed)	In charge of Overseas Operations

	Ikusaburo Kashima	In charge of Legal Affairs, Corporate Risk Management, Corporate Information Security and Corporate Business Ethics, Legal Consultation & Solutions Center, and Corporate International Affairs

Directors	Ikuo Uno

Yoshifumi Nishikawa

	Hidetsugu Otsuru	In charge of Facility Management, Quality Assurance, Corporate FF Customer Support & Management Division, Environmental Affairs, and Recycling Business Promotion

	Makoto Uenoyama (newly appointed)	In charge of Accounting and Finance

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Yoshifumi Nishikawa are outside directors.

6. Members of the Board of Corporate Auditors (Effective June 27)

Title	Name	New Responsibilities
Senior Corporate Auditors	Yukio Furuta

	Kenichi Hamada (newly appointed)	Chairman, Matsushita Group Auditors Meeting

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

7. Executive Officers (Effective June 27)

Title	Name	New Responsibilities
Managing Executive Officers	Nobutane Yamamoto	In charge of Global Procurement Director, Corporate Procurement Division In Charge of Global Logistics

	Yoshinobu Sato	Director, Corporate Sales Strategy Division for National/Panasonic Retailers In charge of Corporate CS Division and Showroom Strategic Planning Office Chairman, Showroom Strategic Committee

	Yoshihiko Yamada	Director, Corporate Management Division for North America and Chairman, Panasonic Corporation of North America

	Ken Morita	Senior Vice President, Panasonic AVC Networks Company, and Director, Visual Products and Display Devices Business Group, Panasonic AVC Networks Company

Executive Officers	Yoshitaka Hayashi	Director, Corporate Management Division for China and Northeast Asia, and Chairman, Panasonic Corporation of China

	Fujio Nakajima	Senior Vice President, Panasonic AVC Networks Company, and Director, Technology Planning & Development Center, Panasonic AVC Networks Company, and General Manager, Digital Broadcasting Business Promotion Office

	Takae Makita	In charge of Information Systems Associate Director, Corporate IT Innovation Division

	Masashi Makino	Director, Corporate Manufacturing Innovation Division

	Joachim Reinhart	COO, Panasonic Europe Ltd.

	Yutaka Mizuno	Vice President in charge of Sales, Panasonic Automotive Systems Company

	Mikio Ito	In charge of Public and Private Institutions

	Kazuhiro Tsuga	In charge of Digital Network & Software Technology, Overseas R&D Centers, and Digital Network Strategic Planning Office

	Ikuo Miyamoto	President, Motor Company

	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

	Takumi Kajisha	In charge of Corporate Communications Division, Director, Corporate Communications Division, in charge of CSR Office, Advertising Group, and Corporate Citizenship Group, Vice Chairman, Showroom Strategic Committee

Executive Officers	Masaaki Fujita	Senior Vice President, Panasonic AVC Networks Company, and Director, Visual Products and Display Devices Business Group, and PDP TV Business Unit, Panasonic AVC Networks Company

	Kazunori Takami	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products, Director, Corporate Marketing Division for National Brand Home Appliances

	Yoshihisa Fukushima	In charge of Intellectual Property Director, Corporate Intellectual Property Division, and President, Intellectual Property Rights Operations Company

	Masatsugu Kondo	President, Matsushita Battery Industrial Co., Ltd., and President, Rechargeable Battery Company, Matsushita Battery Industrial Co., Ltd.

	Naoto Noguchi	Director, Corporate Environmental Affairs Division, in charge of Corporate Quality Administration Division

	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor	COO, Panasonic Corporation of North America

	Yoshiiku Miyata	Director, Corporate Management Division for Europe; and Chairman, Panasonic Europe Ltd.

	Takashi Toyama	President, Panasonic System Solutions Company; Director, Corporate Construction Business Promotion Division

	Jun Ishii	Associate Director, Corporate Sales Strategy Division for National/Panasonic Retailers

	Toshiro Kisaka	Director, Corporate Management Division for Asia and Oceania; and President, Panasonic Asia Pacific Pte. Ltd.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated net sales of US$76.02 billion for the year ended March 31, 2006. The Company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the Company and the Panasonic brand, visit the Company’s website at http://panasonic.net/.

###